DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2016

(1) Organization

Daiwa Capital Markets America Inc. (the Company) is a wholly owned subsidiary of Daiwa Capital Markets America Holdings Inc. (the Parent). The Parent is a wholly owned subsidiary of Daiwa International Holdings Inc. (Daiwa Tokyo), a Japanese holding company, whose ultimate parent is Daiwa Securities Group Inc. (Daiwa Group).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and various exchanges. The Company is registered as a futures commission merchant (FCM) with the Commodity Futures Trading Commission (CFTC), is a member of the National Futures Association (NFA), is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation (FICC), and is a clearing member of principal commodity exchanges in the United States. The Company's activities include brokerage, trading of various securities primarily in U.S. and Japanese markets, and investment banking. The Company is also a primary dealer in U.S. government and agency securities.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), which requires management to make estimates and assumptions that may affect the amounts reported in the financial statements and accompanying notes. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates, including the fair value of financial instruments and valuation of deferred tax assets are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. While management makes its best judgment, actual amounts or results could differ from those estimates.

(b) Collateralized Financing Transactions

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and that the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These transactions are carried at their contract price plus accrued interest. Reverse repurchase agreements and repurchase agreements with the same counterparty and same maturity are presented net in the statement of financial condition when the requirements of Accounting Standard Codification (ASC) 210-20-45-11, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*, are met.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2016

Securities borrowed and loaned result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the statement of financial condition, representing the securities received, and a liability for the same amount, representing the obligation to return these securities.

(c) *Financial Instruments*

Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value in accordance with ASC 820, *Fair Value Measurements and Disclosures.* Principal transactions in regular-way trades, commission revenues, and related expenses are recorded on a trade-date basis.

Amounts receivable and payable for regular-way securities transactions that have not yet reached their contractual settlement date are recorded net on the statement of financial condition.

(d) *Office Furniture, Equipment, and Leasehold Improvements*

Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives which are generally from 3 to 5 years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the related lease.

(e) *Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by the Parent. In accordance with the tax sharing agreement, the Parent allocates to the Company its proportionate share of the consolidated federal and combined state and local tax liabilities on a separate-company basis.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained in accordance to ASC 740-10, *Accounting for Uncertainty in Income Taxes*. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2016

(f) ***Recently Adopted Accounting Pronouncements***

In June 2014, the FASB issued an ASU 2014-11, *Transfers and Servicing: Repurchase-to Maturity Transactions, Repurchase financings, and Disclosures (Topic 860).* The ASU changed the accounting for repurchase-to-maturity transactions to secured borrowings accounting and requires secured borrowing accounting for the repurchase agreement in a contemporaneous repurchase financing arrangement. The accounting changes in the new guidance is effective for interim and annual periods beginning after December 15, 2014 (April 1, 2015 for the Company) and required the changes in accounting for transactions outstanding on the effective date to be presented as a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. The adoption of the new standard did not have any effect on transactions outstanding on the adoption date. The ASU also requires the disclosure about certain transactions accounted for as a sale to be presented and the disclosure for repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions accounted for as secured borrowings to be presented for annual periods beginning after December 15, 2014, and for the interim period beginning after December 15, 2015 (April 1, 2015 for the Company). The adoption of this guidance did not have an impact on the Company's financial position. See Note 6, Repurchase Agreements and Securities Lending Transactions Accounted for as Secured Borrowings, for the new disclosure required by this ASU.

(3) Cash Segregated for Regulatory Purposes

Cash of $5,570,000 is segregated in accordance with the Commodity Exchange Act. This balance represents funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Cash of $97,002,000 is segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

(4) Securities Purchased and Sold under Agreements to Resell and Repurchase

Securities purchased and sold under agreements to resell and repurchase are accounted for as collateralized financing transactions and are recorded at contract price plus accrued interest. It is the policy of the Company to obtain possession of collateral with market values equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral when appropriate. As of March 31, 2016, the Company has accepted securities with market values of approximately $34.5 billion under resale agreements and pledged securities with market values of approximately $39.0 billion under repurchase agreements, prior to the application of ASC 210-20-45-11, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.* The securities pledged are made up of securities received from resale agreements, borrow transactions, and from proprietary securities. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under ASC 210-20-45-11. At March 31, 2016, the Company's assets and liabilities were netted by approximately $10.4 billion as a result of the application of ASC 210-20-45-11.

As of March 31, 2016, the Company has the right to sell or repledge substantially all of the securities it has received under its resale agreements. Of this amount, substantially all were repledged as of March 31, 2016. These repledged securities have been used in the normal course of business.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2016

(5) **Securities Borrowed and Securities Loaned**

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions and are recorded at the amount of cash or securities collateral advanced or received by the Company. Securities borrowed transactions require the Company to deposit cash or securities with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of March 31, 2016, the Company has received securities with a market value of approximately $2.5 billion related to its securities borrowed transactions and pledged approximately $1.1 billion related to its securities loaned transactions.

As of March 31, 2016, the Company has the right to sell or repledge substantially all of the securities it has received under its securities borrowed transactions. The Company repledged substantially all of these securities as of March 31, 2016. These repledged securities have been used in the normal course of business.

(6) **Repurchase Agreements and Securities Lending Transactions Accounted for as Secured Borrowings**

The Company's repurchase agreements and securities lending transactions primarily encounter risk associated with liquidity. The Company is required to pledge collateral based on predetermined terms within the agreements. These transactions are effectively short-term collateralized borrowings. While not a material risk, there is a residual risk that a counterparty may default and the Company would be exposed to declines in the market value of the collateral securing these transactions. The Company attempts to mitigate these risks by using highly liquid securities as collateral. The Company also monitors the credit risk of the counterparties and the fair value of the collateral pledged in comparison to the contract value of the repurchase and securities lending contracts.

The following table provides the gross contract value of repurchase agreements and securities lending transactions by the type of collateral provided and the term date of the transactions at March 31, 2016 (in thousands):

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2016

	Remaining contractual maturity of the agreements				
	Overnight and continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreement transactions					
U.S. government and agency obligations	$ 1,984,460	23,019,664	305,065	441,501	25,750,690
U.S. government agency mortgage-backed obligations	3,766,347	7,873,767	145,058	—	11,785,172
Japanese government bonds	—	881,170	—	—	881,170
Corporate bonds	25,531	33,443	—	—	58,974
Total	5,776,338	31,808,044	450,123	441,501	38,476,006
Securities lending transactions					
U.S. government and agency obligations	$ —	656,663	—	—	656,663
Equity securities	271,694	—	—	—	271,694
Corporate bonds	201,432	—	—	—	201,432
Total	473,126	656,663	—	—	1,129,789
Total Borrowings	$ 6,251,570	32,462,601	450,123	441,501	39,605,795

(7) **Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased, at Fair Value**

At March 31, 2016, financial instruments owned and financial instruments sold, but not yet purchased, at fair value consisted of the following (in thousands):

Financial instruments owned, at fair value:		
U.S. government and agency obligations	$	9,635,721
U.S. government agency mortgage-backed obligations		5,408,201
Corporate bonds		158,428
Forward contracts		70,115
Equities		1,022
Options		13
	$	15,273,500
Financial instruments sold, but not yet purchased, at fair value:		
U.S. government and agency obligations	$	8,563,515
U.S. government agency mortgage-backed obligations		158,778
Corporate bonds		116,850
Forward contracts		89,318
Equities		25,650
Options		2
	$	8,954,113

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2016

The Company's counterparties to its collateralized financing transactions have the right by contract or custom to sell or repledge the Company's pledged proprietary securities. As of March 31, 2016, the Company has pledged approximately $12 billion of proprietary financial instruments owned related to the Company's collateralized financing transactions.

Derivative Financial Instruments

A summary of the Company's derivative instruments which are included in financial instruments owned and financial instruments sold in the accompanying statement of financial condition, executed through regulated exchanges and over-the-counter (OTC) markets, at contract or notional amounts, together with their fair values at March 31, 2016, is presented in the table below (in thousands). Although contract or notional amounts may reflect the extent of the Company's involvement in a particular class of financial instruments, they are not indicative of potential loss.

| | Derivative assets | | | Derivative liabilities | | |
Derivative contract type	Notional Amount	Fair value	Average Fair value	Notional Amount	Fair value	Average Fair value
Forward contracts	$ 15,471,610	70,115	56,721	25,426,281	89,318	66,718
Futures	519,629	—	—	2,379,325	—	—
Options	62,500	13	152	62,500	2	6
Total	$ 16,053,739	70,128	56,873	27,868,106	89,320	66,724

Substantially all of the Company's derivative transactions are entered into for trading purposes or to facilitate customer transactions. The Company does not apply hedge accounting pursuant to ASC 815 (*Derivatives and Hedging*) to any of its derivative transactions.

Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value using a three level hierarchy for fair value measurements based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. ASC 820 does not dictate when fair values should be the basis to account for a financial asset or liability, nor does it prescribe which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions and the availability, reliability, and observability of valuation inputs.

(a) *Fair Value Hierarchy*

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability. The Company categorizes assets and liabilities based on the inputs to the valuation techniques used to measure fair value as follows:

Level 1: Unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access at the measurement date. Level 1 measurements include

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2016

most U.S. government and government agency securities, equity securities, and exchange-traded derivatives.

Level 2: Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability. Level 2 measurements may include U.S. government agency securities, U.S. government agency mortgage-backed obligations, corporate bonds, and most OTC derivatives.

Level 3: Inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable. Level 3 inputs are estimates or assumptions that management expects market participants would use in determining the fair value of the asset or liability. In determining the appropriate measurement levels, the Company would perform analyses on the assets and liabilities subject to ASC 820 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy. At March 31, 2016 and 2015, the Company did not hold any Level 3 assets or liabilities that are measured at fair value on a recurring basis.

The following table summarizes the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at March 31, 2016 (in thousands):

| | Fair value measurement | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
U.S. government and agency obligations	$ 9,635,721	—	—	9,635,721
U.S. government agency mortgage-backed obligations	—	5,408,201	—	5,408,201
Corporate bonds	—	158,428	—	158,428
Forward contracts	—	70,115	—	70,115
Equities	1,022	—	—	1,022
Options	13	—	—	13
Financial instruments owned, at fair value	$ 9,636,756	5,636,744	—	15,273,500
Securities received as collateral	$ 11,721	—	—	11,721

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2016

| | Fair value measurement | | | |
	Level 1	Level 2	Level 3	Total
Liabilities:				
U.S. government and agency obligations	$ 8,563,515	—	—	8,563,515
U.S. government agency mortgage-backed obligations	—	158,778	—	158,778
Corporate bonds	—	116,850	—	116,850
Forward contracts	—	89,318	—	89,318
Equities	25,650	—	—	25,650
Options	2	—	—	2
Financial instruments sold, but not yet purchased, at fair value	$ 8,589,167	364,946	—	8,954,113
Obligation to return securities received as collateral	$ 11,721	—	—	11,721

There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the year ended March 31, 2016.

(b) ***Valuation Techniques for Major Assets and Liabilities***

Debt and Equity Securities

Where available, debt and equity securities are valued based on quoted market prices. If a quoted market price for the identical security is not available, the security is valued based on quotes from similar securities where possible. The fair value measurements for Level 2 U.S. government agency mortgage-backed obligations are primarily determined or validated by inputs obtained from independent pricing sources taking into account differences in the characteristics and the performance of the underlying collateral. The fair value measurements for Level 2 corporate bonds are based on quoted market prices but trade in markets that are not considered to be active. The Company will determine whether adjustments to the observable inputs are necessary as a result of investigations and inquiries about the reasonableness of the inputs used and the methodologies employed by the independent pricing sources.

Derivatives

Exchange-traded derivatives are valued using quoted prices. OTC derivatives, such as forward contracts, are valued using a models-based approach. Fair value is calculated using market and credit based inputs to models based on information that includes contractual terms, market prices, credit ratings, and other observable inputs. The models also adjust for the present value of cash flows, when necessary. All inputs into the calculation of the fair value of these derivatives are observable in the market.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2016

Fair Value of Other Financial Instruments

Securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, securities loaned, loans payable, and subordinated borrowings are stated at their contract values. The contract value for these financial instruments is considered to approximate fair value, as they are short-term in nature, bear interest at current market rates, and/or are subject to frequent repricing.

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2016

(8) Offsetting of Collateralized Financing Transactions and Derivative Positions

All reverse repurchase agreements and repurchase agreements are subject to master repurchase agreements. These agreements are reported net by counterparty when permitted under ASC 210-20-45-11. The Company is a netting member of the FICC which is an industry clearinghouse for resale and repurchase transactions. Throughout each business day, for every trade submitted to and matched by the FICC, the transaction is novated to the FICC and the FICC becomes the Company's counterparty. Derivative contracts, such as forward contracts, are presented net by counterparty when permitted under ASC 815-10-45. This requires a legal right of set-off under enforceable netting agreements.

The following table provides information about assets and liabilities that are subject to offset as of March 31, 2016 (in thousands):

	(i) Gross amounts	(ii) Gross amounts offset in the statement of financial condition (1)	(iii)=(i)-(ii) Net amounts presented in the statement of financial condition	(iv) Gross amounts not offset Financial instruments (2)	Cash collateral received	(v)=(iii)-(iv) Net amount (3)
Assets:						
Forward contracts	$ 88,872	18,757	70,115	—	—	70,115
Securities borrowed	2,545,501	—	2,545,501	2,506,969	—	38,532
Securities received as collateral	11,721	—	11,721	11,721	—	—
Securities purchased under agreements to resell - FICC	10,588,274	8,486,972	2,101,302	2,101,302	—	—
Securities purchased under agreements to resell - non-FICC	23,307,652	1,903,206	21,404,446	21,387,351	17,095	—
Total	$ 36,542,020	10,408,935	26,133,085	26,007,343	17,095	108,647
Liabilities:						
Forward contracts	$ 108,075	18,757	89,318	—	—	89,318
Securities loaned	1,129,789	—	1,129,789	1,112,097	—	17,692
Obligation to return securities received as collateral	11,721	—	11,721	11,721	—	—
Securities sold under agreements to repurchase -FICC	13,948,765	8,486,972	5,461,793	5,461,793	—	—
Securities sold under agreements to repurchase - non-FICC	24,527,241	1,903,206	22,624,035	22,621,630	1,626	779
Total	$ 39,725,591	10,408,935	29,316,656	29,207,241	1,626	107,789

(1) Represents recognized amount of resale and repurchase agreements with counterparties subject to legally enforceable netting agreements that meet the appplicable netting criteria as permitted by U.S. GAAP.

(2) Represents securities received or pledged to cover financing transaction exposures.

(3) Represents the amount of our exposure that is not collateralized/covered by pledged collateral.

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2016

(9)   Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

At March 31, 2016, amounts receivable from and payable to brokers, dealers, and clearing organizations consisted of the following (in thousands):

Receivable from brokers, dealers, and clearing organizations:

Securities failed to deliver	$	1,081,355
Clearing organizations		61,259
Other		5,338
	$	1,147,952

Payable to brokers, dealers, and clearing organizations:

Net payable for trades pending settlement	$	2,630,442
Securities failed to receive		1,089,368
Payable to affiliates		87,725
Other		1,814
	$	3,809,349

(10)   Receivable from and Payable to Customers

Receivable from and payable to customers primarily relate to securities and futures transactions. These receivables are typically collateralized by securities, the value of which is not reflected in the accompanying statement of financial condition.

(11)   Loans Payable

Loans payable primarily consists of a revolving loan facility with an outstanding balance of $97,000,000 which bears interest at a rate of 0.68% with the Parent. In addition, the Company has a $11,557,000 loan at a rate of 0.22% payable to an affiliate. This loan is denominated in yen, has a face value of ¥1.3 billion, and matures on April 8, 2016. It was renewed upon maturity at a rate of 0.05%. At March 31, 2016, these loans had interest payable of $40,000. These loans are primarily used to finance the Company's securities operations.

(12)   Subordinated Borrowings

As of March 31, 2016, the Company had two subordinated notes payable to the Parent of $50,000,000 and $150,000,000, which are due on April 3, 2018 and April 30, 2018, respectively. Both of the notes are treated as equity for the purposes of calculating net capital, as defined under the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act (Rule 15c3-1). Repayment of the notes is contingent upon the Company being compliant with certain net capital requirements of both the Securities and Commodity Exchange Acts. The loan agreements state that, unless notification is made by the lender or the Company thirteen months prior to the scheduled maturity dates currently in effect, the maturity date for each loan will be automatically extended by an additional year.

Each of the notes bears interest at rates based on the London InterBank Offered Rate (LIBOR) plus 25 basis points. At March 31, 2016, this rate was 0.68%. These liabilities are subordinated to the claims of

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2016

general creditors of the Company and have been approved as regulatory capital and, accordingly, are included as net capital by the Company in computing net capital under Rule 15c3-1.

(13) Commitments, Contingencies, and Guarantees

The Company leases and subleases office space under non-cancelable lease agreements expiring at various dates through the year ending March 31, 2027. Minimum rentals under these lease agreements are approximately as follows (in thousands):

	Occupancy leases		Sublease income
Year ending March 31:			
2017	$	8,484	$ 670
2018		8,374	470
2019		8,135	400
2020		8,025	400
2021		7,784	400
Thereafter		43,683	2,283

The Company also has a commitment with a vendor for data processing services. The total remaining non-cancelable commitment is $17,485,000 for a five year period expiring on November 30, 2020.

The Company is involved in litigation arising in the normal course of business. It is management's opinion that these actions will not have a material adverse effect on the financial condition of the Company. Also, as a registered broker-dealer and futures commission merchant, the Company is subject to periodic regulatory examinations which may result in adverse findings or fines. Management believes there are no litigation or examinations that will have a material adverse effect on the financial condition of the Company.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to deposit collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, it is management's opinion that the potential for the Company to be required to make payments under such guarantees is remote.

The Company had commitments to enter into forward secured financing transactions, including certain repurchase and reverse repurchase agreements, of $4,043,320,000 and $4,604,115,000, respectively, at March 31, 2016.

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2016

(14) Income Taxes

The significant components of the Company's net deferred tax assets included in other assets in the accompanying statement of financial condition at March 31, 2016 are as follows (in thousands):

Deferred tax assets:		
Depreciation	$	2,072
Deferred rent		5,577
Capital loss carryforward		20,638
Goodwill		7,848
Bonus		8,021
Other		574
Total gross deferred tax assets		44,730
Less valuation allowance		(20,638)
Net deferred tax assets	$	24,092

The valuation allowance for deferred tax assets as of April 1, 2015 was $37,596,000. The net change in the total valuation allowance was a decrease of $16,958,000. The valuation allowance at March 31, 2016 was primarily related to components that, in the judgment of management, are not more-likely-than-not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the appropriate character during the periods in which those temporary differences become deductible. Management considered projected future taxable income in making the assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more-likely-than-not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2016. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company's capital loss carryforward will begin to expire as of March 31, 2017 and thereafter.

Major taxing jurisdictions for the Company and tax years for each that remain subject to examination are as follows:

U.S. Federal	March 31, 2013 and later
New York State	March 31, 2013 and later
New York City	March 31, 2013 and later

(Continued)

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2016

(15) Related Party Transactions

In the normal course of business, the Company's operations include significant transactions conducted with affiliate entities. Such transactions are governed by contractual agreements between the Company and its affiliates. The following table sets forth the Company's related party assets and liabilities as of March 31, 2016 (in thousands):

Assets:		
Securities purchased under agreements to resell	$	6,512,666
Financial instruments owned, at fair value		1,494
Securities borrowed		15,051
Receivable from brokers, dealers, and clearing organizations		13,453
Receivable from affiliates		4,068
Other assets		37
Liabilities:		
Securities sold under agreements to repurchase	$	577,756
Financial instruments sold, but not yet purchased, at fair value		251
Payable to brokers, dealers, and clearing organizations		87,725
Securities loaned		30,656
Payable to customers		307,587
Loans payable		108,557
Payable to affiliates		23,010
Accounts payable and accrued liabilities		18,446
Subordinated borrowings from Parent	$	200,000

(16) Retirement Plan

All local employees are eligible for participation in the Company's retirement plan (the Plan) after two months of service. The Plan, established on June 1, 1985 and amended on October 1, 1989, is a profit-sharing plan qualifying under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and includes a cash or deferred arrangement qualifying under Sections 401(k) and (m) of the Code. The Company contributes 3% of the employees' earnings as defined by the Plan. Additional amounts of earnings can be contributed by management at its discretion.

(17) Off-Balance-Sheet Market Risk and Concentrations of Credit Risk

(a) Market Risk

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlement. These include financial futures contracts, options contracts, and commitments to buy and sell securities and foreign currencies. Commitments involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument.

The Company monitors and manages its market risk exposure by setting market risk limits and by reviewing the effectiveness of economic hedging strategies. The Company's policy is to take possession of securities purchased under agreements to resell and securities borrowed and maintain

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2016

these securities with its custodian. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional cash or securities.

The Company records all contractual commitments involving future settlement at fair value.

Derivative financial instruments are used for trading purposes. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Margin on futures contracts is included in receivable/payable to brokers, dealers, and clearing organizations. Options are recorded at fair value in the statement of financial condition. Fair value of the options is the unrealized gain or loss on the contract and is recorded in financial instruments owned and financial instruments sold, but not yet purchased. OTC derivatives are recorded at fair value in the statement of financial condition. Pricing models, using a series of market inputs, determine fair value. The fair value of OTC derivatives is recorded in financial instruments owned.

(b) **Concentrations of Credit Risk**

Credit risk is measured by the loss that the Company would record if its counterparties failed to perform pursuant to the terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms and duration of the contractual agreement, market fluctuations, and the value and monitoring of collateral held, if any. The Company has established various procedures to manage credit exposure, including initial credit approval, credit limits, collateral requirements, rights of offset, and continuous oversight and monitoring.

The Company regularly transacts business with, and owns securities issued by, a broad range of corporations, governments and agencies, and other financial institutions. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions, including major U.S. and non-U.S. commercial banks, investment banks, and affiliates. The Company generally controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies. The value and adequacy of the collateral are continually monitored. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

Remaining concentrations of credit risk arise principally from financial or contractual commitments involving future settlements, fixed-income securities, and equity securities. Concentrations are diverse with respect to geographic locations and industries of counterparties. North America and the Pacific Rim represent the largest concentrations geographically. Among types of industries, U.S. based and international financial institutions represent the largest group of counterparties.

Substantially all of the Company's cash and securities positions are either held as collateral by its clearing brokers and banks against various margin obligations of the Company or deposited with such clearing brokers and banks for safekeeping purposes.

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Notes to Statement of Financial Condition

March 31, 2016

(18) Net Capital Requirements

The Company is a registered U.S. broker-dealer and FCM subject to Rule 15c3-1 and Regulation 1.17 of the Commodity Exchange Act, which specify uniform minimum net capital requirements, as defined, for their registrants. The Company has elected to use the alternative method of computing net capital, as permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of the excess margin collected on reverse repurchase transactions, plus the greatest of:

a. $1,500,000;

b.   2% of aggregate debit balances arising from customer transactions, as defined; or

c.   8% of customer risk maintenance margin requirements and 8% of noncustomer risk maintenance margin requirements pursuant to the Commodity Exchange Act and the regulations thereunder.

The Company is also subject to the minimum net capital requirements of all self-regulatory organizations of which it is a member. The Company is a clearing member of the Chicago Mercantile Exchange (CME), which requires all clearing members to maintain minimum net capital of $5,000,000. Additionally, equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than the greatest of 120% of the greater of (a) and (c) above, or 5% of aggregate debit items. At March 31, 2016, the Company had net capital of $580,104,000 which was $573,379,000 in excess of the minimum net capital required under Rule 15c3-1.

(19) Subsequent Events

The Company has evaluated subsequent events from the statement of financial condition date through May 27, 2016, the date at which the financial statements were available to be issued, and determined that there are no other items to recognize or disclose.